(Convenience Translation into English from the Original Previously Issued in Portuguese)

Klabin S.A.

Interim Financial Statements for the Quarter Ended June 30, 2004 and Independent Accountants' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas,1.981
04717-906 - São Paulo - SP
Brasil

Tel: +55 (11) 5185-2444
Fax: +55 (11) 5181-2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors and Shareholders of
Klabin S.A.
São Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of Klabin S.A. and subsidiaries (Company and Consolidated), consisting of the balance sheets as of June 30, 2004, and the related statements of income for the quarter and six-month periods then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. We had previously reviewed the Company and consolidated balance sheets as of March 31, 2004, and the statements of income for the quarter then ended, presented for comparative purposes, and issued an unqualified special review report thereon, dated April 23, 2004. The Company and consolidated statements of income for the quarter and six-month periods ended June 30, 2003, presented for comparative purposes, were reviewed by other auditors, whose special review report thereon, dated July 25, 2003, contained uncertainty as to the realization of the investment in Argentina in the amount of R$55,263,000.

5. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, July 23, 2004

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Eduardo Jorge Costa Martins
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR) 6/30/2004 Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANALYSIS OF THE COMPANY. MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45
4 – STATE REGISTRATION NUMBER (NIRE) 35300188349		

01.02 – HEAD OFFICE

1 – ADDRESS			2 – SUBURB OR DISTRICT	5 – STATE
RUA FORMOSA Nº 367 – 12º ANDAR			CENTRO	
3 – POSTAL CODE 01075-900	4 - MUNICIPALITY SÃO PAULO			SP
6-AREA CODE 011	7 – TELEPHONE 3225-4000	8 – TELEPHONE	9 – TELEPHONE	10 – TELEX
11-AREA CODE 011	12 – FAX 3225-4241	13 – FAX	14 – FAX	
15 – E-MAIL klabin@klabin.com.br				

01.03 – INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME				
RONALD SECKELMANN				
2 – ADDRESS RUA FORMOSA Nº 367 – 12º ANDAR			3 – SUBURB OR DISTRICT CENTRO	
4 – POSTAL CODE 01075-900	5 - MUNICIPALITY SÃO PAULO			6 – STATE SP
7-AREA CODE 011	8 – TELEPHONE 3225-4019	9 – TELEPHONE	10 – TELEPHONE	11 – TELEX
12-AREA CODE 011	13 – FAX 3225-4241	14 – FAX	15 – FAX	
16 – E-MAIL rseckelmann@klabin.com.br				

01.04 – GENERAL INFORMATION /INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER				PRIOR QUARTER	
1 - BEGINNING	2 – END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 – END
1/01/2004	12/31/2004	2	4/01/2004	6/30/2004	1	1/1/2004	03/31/2004
9 - INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes						10 - CVM CODE 00385-9	
11 - PARTNER RESPONSIBLE Eduardo Jorge Costa Martins						12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 066.557.558-08	

(Convenience Translation into English from the Original Previously Issued in Portuguese)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR) 6/30/2004 Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

01.05 – CAPITAL COMPOSITION

NUMBER OF SHARES (thousand)	1 - CURRENT QUARTER 6/30/2004	2 - PRIOR QUARTER 03/31/2004	3 - SAME QUARTER IN PRIOR YEAR 6/30/2003
Paid-up capital			
1 – Common	317,049	317,049	317,049
2 – Preferred	601,751	601,751	601,751
3 – Total	918,800	918,800	918,800
Treasury shares			
4 – Common	222	222	222
5 – Preferred	895	895	895
6 – Total	1,117	1,117	1,117

01.06 – CHARACTERISTICS OF THE COMPANY

1 – TYPE OF COMPANY Commercial, Industrial and Other
2 – SITUATION Operating
3 – NATURE OF OWNERSHIP Private National
4 – ACTIVITY CODE 104 – Paper and Pulp Industry
5 – MAIN ACTIVITY Paper, pulp, packaging, forestation and reforestation
6 – TYPE OF CONSOLIDATION Full consolidation
7 – TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Unqualified

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 – CNPJ	3 – COMPANY NAME

01.08 – DIVIDENDS APPROVED AND/OR PAID

1 - ITEM	2 – EVENT	3 – DATE OF APPROVAL	4 - TYPE	5 – DATE OF PAYMENT	6 – TYPE OF SHARE	7 – AMOUNT PER SHARE
01	Annual Shareholders' Meeting	3/23/2004	Dividend	4/12/2004	COMMON	0.2047900000
02	Annual Shareholders' Meeting	3/23/2004	Dividend	4/12/2004	PREFERRED	0.2252700000

(Convenience Translation into English from the Original Previously Issued in Portuguese)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR) 6/30/2004 Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 – DATE OF ALTERATION	3 – CAPITAL (R$ thousand)	4 – AMOUNT OF ALTERATION (R$ thousand)	5 – NATURE OF ALTERATION	7 – NUMBER OF SHARES ISSUED (thousand)	8 – SHARE PRICE ON ISSUE DATE (Reais)

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE
7/26/2004	

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

02.01- BALANCE SHEET - ASSETS (In thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 6/30/2004	4 - 3/31/2004
1	Total Assets	4,335,034	4,297,856
1.01	Current Assets	1,666,510	1,680,144
1.01.01	Cash and cash equivalents	787,337	881,739
1.01.01.01	Cash and banks	25,721	34,481
1.01.01.02	Temporary cash investments	761,616	847,258
1.01.02	Receivables	522,687	404,819
1.01.02.01	Trade accounts receivable	544,844	440,205
1.01.02.02	Discounted exchange and trade receivables	(17,832)	(22,993)
1.01.02.03	Allowance for doubtful accounts	(18,946)	(18,306)
1.01.02.04	Subsidiaries and affiliates	14,621	5,913
1.01.03	Inventories	224,141	227,464
1.01.04	Other	132,345	166,122
1.01.04.01	Recoverable taxes	78,043	69,970
1.01.04.02	Prepaid expenses	8,272	8,131
1.01.04.03	Other receivables	6,919	18,972
1.01.04.04	Guarantee deposits	23,412	54,783
1.01.04.05	Notes receivable	15,699	14,266
1.02	Long-term assets	612,292	593,022
1.02.01	Sundry receivables	0	0
1.02.02	Receivables from related parties	147,696	137,798
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	147,696	137,798
1.02.02.03	Other related parties	0	0
1.02.03	Other	464,596	455,224
1.02.03.01	Deferred income and social contribution taxes	196,271	198,457
1.02.03.02	Escrow deposits	179,091	168,970
1.02.03.03	Taxes available for offset	11,780	10,056
1.02.03.04	Prepaid expenses	2,266	2,560
1.02.03.05	Other receivables	26,496	27,338
1.02.03.06	Notes receivable	48,692	47,843
1.03	Permanent assets	2,056,232	2,024,690
1.03.01	Investments	267,099	249,867
1.03.01.01	In affiliated companies	0	0
1.03.01.02	In subsidiaries	264,969	247,737
1.03.01.03	Other investments	2,130	2,130
1.03.02	Property, plant and equipment	1,710,176	1,686,438
1.03.03	Deferred charges	78,957	88,385

(Convenience Translation into English from the Original Previously Issued in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR) 6/30/2004 Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

02.02 – BALANCE SHEET – LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 6/30/2004	4 - 3/31/2004
2	Total liabilities and shareholders' equity	4,335,034	4,297,856
2.01	Current liabilities	881,145	1,021,749
2.01.01	Loans and financing	574,528	532,909
2.01.02	Debentures	0	0
2.01.03	Trade accounts payable	113,154	102,327
2.01.04	Taxes payable	49,074	45,403
2.01.04.01	Other taxes	21,449	25,661
2.01.04.02	Provision for income and social contribution taxes	27,625	19,742
2.01.05	Dividends payable	0	200,238
2.01.06	Provisions	0	0
2.01.07	Payables to related parties	49,236	50,246
2.01.08	Other	95,153	90,626
2.01.08.01	Salaries, vacation and payroll charges	47,609	35,329
2.01.08.02	Other payables	47,544	55,297
2.02	Long-term liabilities	1,405,286	1,338,705
2.02.01	Loans and financing	1,127,343	1,042,135
2.02.02	Debentures	0	0
2.02.03	Provisions	0	0
2.02.04	Payables to related parties	615	26,704
2.02.05	Other	277,328	269,866
2.02.05.01	Deferred income and social contribution taxes	6,255	6,573
2.02.05.02	Reserve for contingencies	232,628	231,853
2.02.05.03	Other payables	38,445	31,440
2.03	Deferred income	0	0
2.05	Shareholders' equity	2,048,603	1,937,402
2.05.01	Capital	800,000	800,000
2.05.02	Capital reserves	193,845	193,845
2.05.02.01	Special Restatement - Law No. 8200/91	83,986	83,986
2.05.02.02	Share premium	109,646	109,646
2.05.02.03	Tax incentives	213	213
2.05.03	Revaluation reserves	90,579	91,107
2.05.03.01	Own assets	90,579	91,107
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit reserves	732,209	732,209
2.05.04.01	Legal	50,044	50,044
2.05.04.02	Statutory	686,030	686,030
2.05.04.03	Contingencies	0	0
2.05.04.04	Unrealized profit	0	0
2.05.04.05	Profit retention	0	0
2.05.04.06	Special for unpaid dividends	0	0

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

2.05.04.07	Other profit reserves	(3,865)	(3,865)
2.05.04.07.01	Treasury shares	(3,865)	(3,865)
2.05.05	Retained earnings	231,970	120,241

(Convenience Translation into English from the Original Previously Issued in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR) 6/30/2004 Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

03.01 – STATEMENT OF INCOME (In thousands of Brazilian reais – R$)

1 - Code	2 - Description	3- 4/1/2004 to 6/30/2004	4-1/1/2004 to 6/30/2004	5- 4/1/2003 to 6/30/2003	6-1/1/2003 to 6/30/2006
3.01	Gross revenue from sales and/or services	770,068	1,479,433	841,058	1,702,374
3.02	Deductions	(114,802)	(210,202)	(86,052)	(177,156)
3.03	Net revenue from sales and/or services	655,266	1,269,231	755,006	1,525,218
3.04	Cost of sales and/or services	(433,851)	(826,732)	(435,819)	(818,595)
3.05	Gross profit	221,415	442,499	319,187	706,623
3.06	Operating income (expenses)	(99,410)	(171,471)	(246,725)	(534,758)
3.06.01	Selling	(76,066)	(145,812)	(80,159)	(155,127)
3.06.02	General and administrative	(35,303)	(63,564)	(81,507)	(111,982)
3.06.03	Financial, net	(54,137)	(81,837)	(90,206)	(256,714)
3.06.03.01	Financial income	58,095	84,972	(13,299)	(22,187)
3.06.03.02	Financial expenses	(112,232)	(166,809)	(76,907)	(234,527)
3.06.04	Other operating income	34	160	(1,343)	13,097
3.06.05	Other operating expenses	(11,674)	(24,598)	(10,477)	(33,292)
3.06.06	Equity in subsidiaries	77,736	144,180	16,967	9,260
3.07	Income from operations	122,005	271,028	72,462	171,865
3.08	Nonoperating income, net	114	1,177	969,521	970,672
3.08.01	Income	922	2,141	995,299	996,455
3.08.02	Expenses	(808)	(964)	(25,778)	(25,783)
3.09	Income before taxes and profit sharing	122,119	272,205	1,041,983	1,142,537
3.10	Provision for income and social contribution taxes	(8,871)	(28,209)	(26,885)	(60,551)
3.11	Deferred income tax	(1,867)	(12,730)	16,156	12,476
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income	111,381	231,266	1,031,254	1,094,462
	NUMBER OF SHARES, FORMER TREASURY SHARES (thousand)	917,683	917,683	917,683	917,683
	EARNINGS PER SHARE	0.12137	0.25201	1.12376	1.19264
	LOSS PER SHARE				

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

1 OPERATIONS

(Amounts in thousands of Brazilian reais or U.S. dollars, unless otherwise indicated)

Klabin S.A. and its subsidiaries are engaged in the following sectors of the pulp and paper industry to serve the domestic and foreign markets: reforestation and wood, packaging paper, paper sacks, envelopes and corrugated cardboard boxes. Their operations are integrated from forestation to production of final products.

In 2003, the Company made divestitures that significantly affected the financial position of Klabin S.A. and resulted in the discontinuance of the Company's activities in the following sectors: newsprint, market pulp, dissolving pulp and sanitary papers. As a result of these operations, the comparability between financial statements, as well as the statement of cash flow, is impaired.

In order to allow a better appreciation of the effect of these operations on the financial position of Klabin companies, we present below the pro forma information on certain accounts of the statement of income for the period ended June 30, 2003. The pro forma information, prepared in conformity Brazilian accounting practices, does not include the sectors that are no longer part of the Company's current business portfolio:

	Consolidated			
			Pro Forma	
	4/1/2004 to 6/30/2004	1/1/2004 to 6/30/2004	4/1/2003 to 6/30/2003	1/1/2003 to 6/30/2003
Gross revenue from sales	777,256	1,506,528	660,047	1,329,799
Net revenue from sales	659,453	1,289,696	576,748	1,162,909
Gross profit	297,860	586,681	259,464	560,460
Selling expenses	(76,759)	(147,260)	(62,747)	(117,956)
Administrative expenses	(35,911)	(65,008)	(40,219)	(69,920)
Other, net	(14,445)	(29,815)	(17,050)	(21,191)
Income before financial income (expense) and equity in subsidiaries	170,745	344,598	139,448	351,393
Income before financial income (expense) is presented net of depreciation, amortization and depletion in the amount of:	58,435	114,969	64,080	127,142

During the period, the Company (Klabin S.A.) established 11 silent partnerships with the specific purpose of raising funds for reforestation projects. The Company, as the ostensible partner, contributed forest assets, basically forests and land, through concession of right of use of land, while the other investing partners made cash contributions to these silent partnerships. These silent partnerships entitle Klabin S.A. to preference in the acquisition of forest products at market prices.

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

2 SIGNIFICANT ACCOUNTING PRACTICES

a) Accounting practices applied

The Interim Financial Statements are presented in conformity with Brazilian accounting practices, supplemented by standards and regulations issued by the Brazilian Securities Commission (CVM). The Interim Financial Statements have been prepared according to principles, methods and criteria consistent with those applied in the preparation of the financial statements for the year ended December 31, 2003.

b) Statement of income of discontinued operations

The statement of income as of June 30, 2003, included in these Interim Financial Statements, comprises the results of the former investees in proportion to the interest held therein: Norske Skog Klabin Comércio e Indústria Ltda.; Klabin Kimberly S.A. and KCK Tissue S.A., and also the integral result of the former subsidiaries Riocell S.A., Riocell Trade Limited and Klabin Bacell S.A., as shown below:

Statements of operations for the period ended:

	Norske Skog Klabin Com. e Ind. Ltda.	Klabin Kimberly S.A. Consolidated	KCK Tissue S.A.	Riocell S.A.	Riocell Trade Limited	Klabin Bacell S.A.
	4/30/2003	6/30/2003	6/30/2003	06/30/2003	6/30/2003	6/30/2003
Net revenue from sales	22,858	130,661	11,174	87,713	196,830	74,629
Cost of sales	(22,928)	(91,240)	(9,033)	(58,729)	(190,225)	(60,100)
Gross profit (loss)	(70)	39,421	2,141	28,984	6,605	14,529
Operating income (expenses)	(9,643)	(41,634)	(945)	5,330	(4,508)	(4,656)
Financial income (expense), net	2,572	(6,259)	1,458	(31,989)	(698)	3,813
Income (loss) from operations	(7,141)	(8,472)	2,654	2,325	1,399	13,686
Nonoperating income (expenses)	(107)	105		80		120
Income and social contribution taxes	(156)			(986)		(2,926)
Minority interest		29				
Net income (loss)	**(7,404)**	**(8,338)**	**2,654**	**1,419**	**1,399**	**10,880**

3 CASH AND CASH EQUIVALENTS

	Company		Consolidated	
	6/30/2004	3/31/2004	6/30/2004	3/31/2004
Cash and banks	25,721	34,481	29,150	37,698
Temporary cash investments	729,772	809,459	846,155	846,932
	755,493	**843,940**	**875,305**	**884,630**
Temporary cash investments – restricted accounts	31,844	37,799	31,844	37,799
	787,337	**881,739**	**907,149**	**922,429**

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

4 GUARANTEE DEPOSITS

The individual and consolidated amounts of R$ 23,412 and R$ 54,783, recorded in current assets as of June 30, 2004 and March 31, 2004, respectively, have been pledged as collateral for loans.

5 INCOME AND SOCIAL CONTRIBUTION TAXES

a) Deferred taxes

Deferred income and social contribution tax amounts, recorded in the financial statements, result from temporary differences and tax loss carryforwards. In view of the difficulty in estimating with accuracy the realization period of deferred taxes, mainly those related to nondeductible provisions and taxes being challenged in court, the Company's management has decided to maintain all tax credits recorded in long-term assets. The amounts are as follows:

						Company and consolidated
			June 30, 2004			March 31, 2004
	Income tax	Social contribution tax	Total	Income tax	Social contribution tax	Total
Nondeductible provisions	51,573	18,566	70,139	49,029	17,651	66,680
Taxes being challenged in court	35,402		35,402	36,784		36,784
Tax loss carryforwards	63,826	26,904	90,730	66,991	28,002	94,993
Long-term assets	**150,801**	**45,470**	**196,271**	**152,804**	**45,653**	**198,457**
Accelerated depreciation incentive	5,293	962	6,255	5,611	962	6,573
Long-term liabilities	**5,293**	**962**	**6,255**	**5,611**	**962**	**6,573**

In compliance with CVM Resolution No. 273/98 and CVM Instruction No. 371/02, management, based on the budget and business plan approved by the Fiscal Council and the Board of Directors, expects that tax credits will be realized from 2004 to 2007, as shown below:

			June 30, 2004			March 31, 2004
			Company and Consolidated			Company and Consolidated
	Income tax	Social contribution tax	Total	Income tax	Social contribution tax	Total
2004	37,391	13,461	50,852	37,054	13,339	50,393
2005	44,882	16,158	61,040	44,077	15,868	59,945
2006	46,527	15,851	62,378	45,281	16,301	61,582
2007	22,001		22,001	26,392	145	26,537
	150,801	**45,470**	**196,271**	**152,804**	**45,653**	**198,457**

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

b) **Reconciliation of income and social contribution taxes at the effective tax rate**

	Company		Consolidated	
	6/30/2004	6/30/2003	6/30/2004	6/30/2003
Income before income and social contribution taxes	**272,205**	**1,142,537**	**282,301**	**1,148,936**
Income and social contribution taxes at the rate of 34%	92,549	388,462	95,982	390,638
Tax effect of principal additions (exclusions):				
Equity in subsidiaries	(49,021)	(3,148)	70	14
Capital gain on change in ownership interest		(336,462)		(355,741)
Difference in subsidiaries' taxes			(40,925)	
Private pension plan				54
Realization of special monetary restatement	576	431	576	431
Donations and gifts	1,262	609	1,262	657
Nondeductible royalties	689	625	689	2,988
Amortized goodwill		725		725
Other effects	(5,116)	(3,167)	(11,023)	12,747
	40,939	**48,075**	**46,631**	**52,513**
Income and social contribution taxes:				
. Current	28,209	60,551	33,901	70,046
. Deferred	12,730	(12,476)	12,730	(17,533)
Income and social contribution taxes in the statement of income	**40,939**	**48,075**	**46,631**	**52,513**

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

6 RELATED PARTIES

							Company
				June 30, 2004			March 31, 2004
		Assets Liabilities	Income (Expenses)	Purchases (Sales)	Assets Liabilities	Income (Expenses)	Purchases (Sales)
CURRENT ASSETS – Trade accounts receivable							
Subsidiaries:							
. Klabin Argentina S.A.	(i)	13,498		13,526	5,568		4,893
. Antas Serviços Florestais Ltda.		279					
		13,777			**5,568**		
Silent partnerships:							
. Paraná		573			231		
. Santa Catarina		271			114		
		844			345		
		14,621			**5,913**		
LONG-TERM ASSETS							
Loans							
. Klabin Paraná Prods. Florestais Ltda.		2,534			2,523		
. Mirca Limited	(iii)	144,970	11,213		135,132	1,375	
. Other		192			143		
		147,696			**137,798**		
CURRENT LIABILITIES							
Trade accounts payable							
Subsidiaries:							
. Klabin Argentina S.A.		612					
. Other		5			18		
		617			18		
Silent partnerships:							
. Paraná	(ii)	20,780		(68,097)	22,818		(32,861)
. Santa Catarina	(ii)	27,839		(79,335)	27,410		(37,231)
		48,619			50,228		
		49,236			**50,246**		
Commission for guarantee							
Klabin Irmãos & Cia.	(iv)		(13,322)			(2,067)	
LONG-TERM LIABILITIES							
Other							
. Antas Serviços Florestais Ltda.		615			614		
Silent partnerships:							
. Paraná					15,375		
. Santa Catarina					10,715		
					26,090		
		615			**26,704**		

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

(i) *Shipments of paper at prices and terms under usual market conditions;*
(ii) *Purchase of wood at prices and terms under usual market conditions;*
(iii) *Loan in US$ + Libor + 0.5% p.a.;*
(iv) *Commission for guarantee of the 2% p.a. BNDES financing balance.*

7 INVESTMENTS IN SUBSIDIARIES AND SILENT PARTNERSHIPS

				Company
				June 30, 2004
		Ownership interest - %	Investment	Equity in subsidiaries for the period
Subsidiaries				
. Mirca Limited		100.0	82,213	13,517
. Klabin Argentina S.A.		100.0	54,187	4,825
. Klabin Monte Alegre Comércio e Indústria Ltda.	(*)	100.0		(196)
. IKAPÊ Empreendimentos Ltda.		100.0	3,256	21
. Klapart Participações S.A.		100.0	13,579	
. Other			3,005	(531)
			156,240	**17,636**
Silent partnerships		Average interest - %		
. Paraná		96.0	63,218	58,661
. Santa Catarina		98.0	45,511	67,883
			108,729	**126,544**
			264,969	**144,180**

(*) Company merged into Klabin S.A. on February 29, 2004.

In the period ended June 30, 2004, the Company received an advance on profit distribution from the silent partnerships, in the amount of R$ 60,584.

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

8 PROPERTY, PLANT AND EQUIPMENT

a) Company

	Annual depreciation rate -%	Cost	Revaluation	Accumulated depreciation and depletion	Accumulated depreciation on revaluation	6/30/2004 Total	3/31/2004 Total
Land		82,298	75,973			158,271	158,270
Buildings and structures	4	264,721	45,758	(118,008)	(31,168)	161,303	162,706
Machinery, equipment and installations	5 to 20	2,090,714	90,105	(1,222,414)	(90,105)	868,300	891,397
Transportation equipment	20	47,569		(44,929)		2,640	3,065
Furniture and fixtures	10	16,989		(12,213)		4,776	4,924
Computers and software	20	76,833		(56,268)		20,565	20,970
Forestation and reforestation		416,197		(148,549)		267,648	264,885
Investments in progress		142,402				142,402	121,539
Other	10	96,298	7,055	(14,452)	(4,630)	84,271	58,682
		3,234,021	**218,891**	**(1,616,833)**	**(125,903)**	**1,710,176**	**1,686,438**

b) Consolidated

	Annual depreciation rate -%	Cost	Revaluation	Accumulated depreciation and depletion	Accumulated depreciation on revaluation	6/30/2004 Total	3/31/2004 Total
Land		98,005	75,973			173,978	173,910
Buildings and structures	4	282,698	45,758	(120,682)	(31,168)	176,606	177,588
Machinery, equipment and installations	5 to 20	2,124,066	90,105	(1,242,601)	(90,105)	881,465	904,812
Transportation equipment	20	48,184		(45,265)		2,919	3,369
Furniture and fixtures	10	18,495		(12,905)		5,590	5,711
Computers and software	20	77,795		(57,143)		20,652	21,062
Forestation and reforestation		439,264		(148,549)		290,715	288,355
Investments in progress		148,815				148,815	127,957
Other	10	96,461	7,055	(14,452)	(4,630)	84,434	58,808
		3,333,783	**218,891**	**(1,641,597)**	**(125,903)**	**1,785,174**	**1,761,572**

i) *As approved at the Annual Shareholders' Meetings held between 1983 and 1992, Indústrias Klabin S.A., which was merged into Klabin S.A., recorded revaluations of assets based on appraisals made by experts. As permitted under the terms of the IBRACON Technical Pronouncement XXIV, ratified by CVM Resolution No. 183/95, management opted to maintain the revaluation reserves recorded as of June 30, 1995.*

ii) *Based on CVM Resolution No. 183/95, the realized portion of the revaluation reserve is transferred to retained earnings, together with income and social contribution taxes on this realized revaluation reserve.*

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

9 DEFERRED CHARGES

		June 30, 2004			March 31, 2004
		Cost	Accumulated amortization	Net	Net
Company					
Goodwill on acquisition of merged company:					
Igaras Papéis e Embalagens S.A.	(i)	186,364	(117,182)	69,182	78,501
Implementation and preoperating expenses	(ii)	33,516	(26,430)	7,086	7,044
Reorganization and installation expenses	(ii)	1,815	(1,159)	656	604
Other		4,700	(2,667)	2,033	2,236
		226,395	**(147,438)**	**78,957**	**88,385**
Consolidated					
Klabin Argentina S.A.		11,424	(10,406)	1,018	1,216
Other		3,570	(552)	3,018	2,853
		241,389	**(158,396)**	**82,993**	**92,454**

(i) The goodwill amounts are based on the expectation of future profitability and amortized based on the related five-year income projections.

(ii) Refers to preoperating expenses of the bleaching and soda-chlorine units of Klabin S.A., which are being amortized over ten years, as well as implementation and preoperating expenses of several projects of the industrial divisions, which are being amortized over five years.

10 LOANS AND FINANCING

a) Balances

					Company
				6/30/2004	3/31/2004
	Annual interest - %	Current	Long term	Total	Total
In local currency					
. National Bank for Economic and Social Development (BNDES)	7.0 to 11.5	121,929	259,707	381,636	404,872
. Government Agency for Machinery and Equipment Financing (FINAME)	8.5 to 10.5	6,264	9,804	16,068	17,694
. Other	1 to 110 of CDI (*)	7,985	278,173	286,158	133,070
		136,178	547,684	683,862	555,636
In foreign currency					
. Financing for purchases of property, plant and equipment	2.1 to 6.3	15,375	5,502	20,877	25,452
. Eurobonds	11.0	226,697		226,697	206,588
. Export financing	2.3 to 6.2	195,443	522,756	718,199	726,138
		437,515	528,258	965,773	958,178
		573,693	**1,075,942**	**1,649,635**	**1,513,814**
. Interest rate swap contract - hedge	100 of CDI	835	51,401	52,236	61,230
		574,528	**1,127,343**	**1,701,871**	**1,575,044**

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

	Interest - %				Consolidated 6/30/2004	3/31/2004
	Weighted average	Annual	Current	Long term	Total	Total
In local currency						
. National Bank for Economic and Social Development (BNDES)	10.3	7.0 to 11.5	121,929	259,707	381,636	404,872
. Government Agency for Machinery and Equipment Financing (FINAME)	10.1	8.5 to 10.5	6,264	9,804	16,068	17,694
. Other	16.2	1 to 110 of CDI	7,985	278,173	286,158	133,070
			136,178	547,684	683,862	555,636
In foreign currency						
. Financing for purchases of property, plant and equipment	4.2	2.1 to 6.3	15,375	5,502	20,877	25,452
. Eurobonds	11.0	11.0	72,734		72,734	66,414
. Export financing	4.5	2.3 to 6.2	159,343	522,756	682,099	684,020
			247,452	528,258	775,710	775,886
			383,630	**1,075,942**	**1,459,572**	**1,331,522**
. Interest rate swap contract - hedge		100 of CDI (*)	835	51,401	52,236	61,230
			384,465	**1,127,343**	**1,511,808**	**1,392,752**

Long-term maturities:

2005	249,299
2006	486,999
2007	265,795
2008	106,071
2009	13,593
2010	5,586
	1,127,343

(*) CDI – interbank deposit rate

b) **Collaterals**

Accrued financial charges are included in the balances of loans and financing, which are collateralized by pledges of inventories, land, buildings, improvements, machinery, equipment and installations, and guarantees, as well as liens and sureties from third parties.

11 SHAREHOLDERS' EQUITY

a) **Changes**

Balances as of December 31, 2003	**1,817,701**
Net income	231,266
Income tax on revaluation reserve	(364)
Balances as of June 30, 2004	**2,048,603**

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

b) Revaluation reserve

As permitted by CVM Instruction No. 197/93, the Company decided not to apply the requirements of articles 1 and 2 of CVM Instruction No. 189/92 (income and social contribution taxes on revaluation reserve). The application of these requirements would adjust the revaluation reserve by the following amounts:

Revaluation reserve as of June 30, 2004	90,579
Monetary restatement determined by Law No. 8200/91, included in revaluation reserve	(45,155)
Tax effects	(15,444)
	29,980

c) Treasury shares

As of June 30 and March 31, 2004, the Company held 1,117,045 shares in treasury, at the average price of R$ 3.46, of which 221,829 are common shares and 895,216 are preferred shares.

d) Dividends

The Annual Shareholders' Meeting on March 23, 2004 approved the distribution of additional dividends of 2003, in the amount of R$ 204.79 per thousand common shares and R$ 225.27 per thousand preferred shares, totaling R$ 200,238, paid in April 2004.

12 FINANCIAL INSTRUMENTS

a) Risk management

Klabin S.A. and subsidiaries carry out transactions involving financial instruments, all recorded in balance sheet accounts, to meet their own needs, as well as to reduce their exposure to financial risks, mainly credit, currency and interest rate risks. These risks are managed through the establishment of operating strategies, control policies and determination of positions. No transactions involving financial instruments of speculative nature are carried out.

b) Credit risk

These risks are managed through specific standards for acceptance of customers, credit analysis and determination of exposure limits by customer (no individual customer represents more than 15% of total consolidated sales).

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

c) Currency risk and derivatives

Klabin S.A. has transactions involving derivative financial instruments to hedge against the effects of exchange variations on their liabilities or net exposure in U.S. dollars. Swap agreements are used to exchange the foreign exchange variations on liabilities for the Interbank Deposit (CDI) rate. As of June 30 and March 31, 2004, the Company had swap operations with financial institutions in the amounts of R$ 387,350 (US$ 124,650) and R$ 362,557 (US$ 124,650), respectively. Gains or losses on these transactions are recorded in the statement of income as additions or reductions to the respective liabilities. During this quarter, a gain of R$ 8,994 was recorded.

In addition, as approximately 32% of sales are in U.S. dollars, management believes that there is a natural hedge against part of the liabilities in foreign currency.

d) Interest rate risks

The Company is exposed to long-term interest rate (TJLP) fluctuations as a result of financing agreements entered into with the BNDES, and to LIBOR linked to import agreements.

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

13 STATEMENT OF CASH FLOW

	1/1/2004 to 6/30/2004		1/1/2003 to 6/30/2003	
	Company	Consolidated	Company	Consolidated
Cash flow from operating activities				
Net income	231,266	231,266	1,094,462	1,094,462
Income (expenses) not affecting cash and cash equivalents:				
. Depreciation, amortization and depletion	106,145	114,969	121,317	168,486
. Amortization of nonoperating goodwill			21,656	21,656
. Goodwill amortization			2,900	2,971
. Gain (loss) on sale of assets	(1,228)	(1,230)	(1,694)	(1,128)
. Provision for loss on permanent assets			(112)	(112)
. Capital gains and losses, net			(989,594)	(1,046,296)
. Deferred income and social contribution taxes	12,730	12,730	(12,476)	(17,533)
. Income and social contribution tax expense	28,209	33,901	60,551	70,046
. Interest and exchange variation on loans and financing	130,811	119,673	180,998	161,167
. Equity in subsidiaries	(144,180)	208	(9,260)	39
. Exchange variation on foreign investments	387	(1,635)		51,399
. Minority interest		4,404		1,962
Decrease (increase) in assets				
. Accounts receivable	(113,645)	(159,504)	(46,462)	(309,939)
. Inventories	10,365	18,978	(40,497)	(70,019)
. Recoverable taxes	35,888	37,509	(31,062)	(47,778)
. Prepaid expenses	(1,150)	(931)	8,133	12,536
. Subsidiary's debentures			632,630	
. Other receivables	12,927	14,254	(8,329)	(154,487)
Increase (decrease) in liabilities				
. Trade accounts payable	56,907	8,971	50,098	206,960
. Taxes payable	2,159	3,030	(5,809)	(8,022)
. Provision for income and social contribution taxes	(65,182)	(68,280)		(3,765)
. Salaries, vacation and payroll charges	(3,063)	(2,829)	(2,037)	1,317
. Reserve for contingencies	(23,123)	(23,123)	16,974	1,130
. Deferred income			(5,211)	(2,605)
. Other payables	15,246	15,866	80,459	46,480
. Deconsolidation of subsidiaries				214,580
Net cash provided by operating activities (carried forward)	**291,469**	**358,227**	**1,117,635**	**393,507**

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

	1/1/2004 to 6/30/2004		1/1/2003 to 6/30/2003	
	Company	Consolidated	Company	Consolidated
Net cash provided by operating activities (brought forward)	**291,469**	**358,227**	**1,117,635**	**393,507**
Cash flow from investing activities:				
. Temporary cash investments - restricted accounts	(31,844)	(31,844)	(17,977)	(9,607)
. Guarantee deposits	63,658	63,658		
. Purchase of property, plant and equipment	(112,218)	(115,579)	(69,239)	(90,955)
. Increase in deferred charges	(540)	(889)	(2,989)	(784)
. Sale of property, plant and equipment	2,133	2,133	1,829	1,829
. Loans to affiliates	(180)		(3,793)	25,577
. Capital contribution	(80)	(80)		(3,487)
. Dividends received from subsidiaries	60,584			
. Escrow deposits	(10,654)	(10,714)	(6,803)	(7,156)
. Other investments, net			(2,426)	97
. Deconsolidation of subsidiaries				637,027
. Assignment of assets			(11)	108
Net cash used in investing activities	**(29,141)**	**(93,315)**	**(101,409)**	**552,649**
Cash flows from financing activities:				
. New loans and financing	436,886	436,886	589,737	664,548
. Payment of loans and financing	(257,206)	(236,296)	(728,231)	(740,133)
. Payment of interest	(51,731)	(42,952)	(279,220)	(266,050)
. Capital contribution in subsidiaries by minority shareholders		18,737		
. Loans to affiliates	(59,857)		(2,148)	
. Dividends paid	(200,238)	(200,243)		
Net cash provided by (used in) financing activities	**(132,146)**	**(23,868)**	**(419,862)**	**(341,635)**
Increase (decrease) in cash and cash equivalents	**130,182**	**241,044**	**596,364**	**604,521**
Opening balance of cash and cash equivalents	625,311	634,261	55,603	75,428
Closing balance of cash and cash equivalents	755,493	875,305	651,967	679,949
	130,182	**241,044**	**596,364**	**604,521**

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER

For a better understanding of the performance of Klabin companies, we present our comments on the consolidated results of operations for the period in section **08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER.**

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (In thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 6/30/2004	4 - 3/31/2004
1	Total Assets	4,130,782	4,050,148
1.01	Current Assets	1,784,306	1,727,202
1.01.01	Cash and cash equivalents	907,149	922,429
1.01.01.01	Cash and banks	29,150	37,698
1.01.01.02	Temporary cash investments	877,999	884,731
1.01.02	Receivables	514,139	405,420
1.01.02.01	Trade accounts receivable	553,200	448,784
1.01.02.02	Discounted exchange and trade receivables	(17,832)	(22,993)
1.01.02.03	Allowance for doubtful accounts	(21,229)	(20,371)
1.01.02.04	Subsidiaries and affiliates	0	0
1.01.03	Inventories	228,942	229,075
1.01.04	Other	134,076	170,278
1.01.04.01	Recoverable taxes	78,229	70,274
1.01.04.02	Prepaid expenses	8,272	8,131
1.01.04.03	Other receivables	8,464	22,824
1.01.04.04	Guarantee deposits	23,412	54,783
1.01.04.05	Notes receivable	15,699	14,266
1.02	Long-term assets	468,216	458,836
1.02.01	Sundry receivables	0	0
1.02.02	Receivables from related parties	0	0
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	468,216	458,836
1.02.03.01	Deferred income and social contribution taxes	196,271	198,457
1.02.03.02	Escrow deposits	180,011	169,882
1.02.03.03	Taxes available for offset	11,780	10,056
1.02.03.04	Prepaid expenses	2,266	2,560
1.02.03.05	Other receivables	29,196	30,038
1.02.03.06	Notes receivable	48,692	47,843
1.03	Permanent assets	1,878,260	1,864,110
1.03.01	Investments	10,093	10,084
1.03.01.01	In affiliated companies	0	0
1.03.01.02	In subsidiaries	7,963	7,954
1.03.01.03	Other investments	2,130	2,130
1.03.02	Property, plant and equipment	1,785,174	1,761,572
1.03.03	Deferred charges	82,993	92,454

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 6/30/2004	4 - 3/31/2004
2	Total liabilities and shareholders' equity	4,130,782	4,050,148
2.01	Current liabilities	650,450	795,746
2.01.01	Loans and financing	384,465	350,617
2.01.02	Debentures	0	0
2.01.03	Trade accounts payable	116,003	104,121
2.01.04	Taxes payable	53,632	49,069
2.01.04.01	Other taxes	23,073	26,813
2.01.04.02	Provision for income and social contribution taxes	30,559	22,256
2.01.05	Dividends payable	0	200,238
2.01.06	Provisions	0	0
2.01.07	Payables to related parties	0	0
2.01.08	Other	96,350	91,701
2.01.08.01	Salaries, vacation and payroll charges	48,803	36,375
2.01.08.02	Other payables	47,547	55,326
2.02	Long-term liabilities	1,408,593	1,315,192
2.02.01	Loans and financing	1,127,343	1,042,135
2.02.02	Debentures	0	0
2.02.03	Provisions	0	0
2.02.04	Payables to related parties	0	0
2.02.05	Other	281,250	273,057
2.02.05.01	Deferred income and social contribution taxes	6,255	6,573
2.02.05.02	Reserve for contingencies	232,629	231,854
2.02.05.03	Other payables	42,366	34,630
2.03	Deferred income	0	0
2.04	Minority interest	23,136	1,808
2.05	Shareholders' equity	2,048,603	1,937,402
2.05.01	Capital	800,000	800,000
2.05.02	Capital reserves	193,845	193,845
2.05.02.01	Special Restatement - Law No. 8200/91	83,986	83,986
2.05.02.02	Share premium	109,646	109,646
2.05.02.03	Tax incentives	213	213
2.05.03	Revaluation reserves	90,579	91,107
2.05.03.01	Own assets	90,579	91,107
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit reserves	732,209	732,209
2.05.04.01	Legal	50,044	50,044
2.05.04.02	Statutory	686,030	686,030
2.05.04.03	Contingencies	0	0
2.05.04.04	Unrealized profit	0	0
2.05.04.05	Profit retention	0	0
2.05.04.06	Special for unpaid dividends	0	0

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

2.05.04.07	Other profit reserves	(3,865)	(3,865)
2.05.04.07.01	Treasury shares	(3,865)	(3,865)
2.05.05	Retained earnings	231,970	120,241

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

07.01 – CONSOLIDATED STATEMENT OF INCOME (In thousands of Brazilian reais – R$)

1 - Code	2 - Description	3- 4/1/2004 to 6/30/2004	4- 1/1/2004 to 6/30/2004	5- 4/1/2003 to 6/30/2003	6- 1/1/2003 to 6/30/2003
3.01	Gross revenue from sales and/or services	777,256	1,506,528	919,156	1,898,877
3.02	Deductions	(117,803)	(216,832)	(107,167)	(218,409)
3.03	Net revenue from sales and/or services	659,453	1,289,696	811,989	1,680,468
3.04	Cost of sales and/or services	(361,593)	(703,015)	(443,204)	(878,022)
3.05	Gross profit	297,860	586,681	368,785	802,446
3.06	Operating income (expenses)	(168,553)	(305,558)	(347,690)	(681,051)
3.06.01	Selling	(76,759)	(147,260)	(98,472)	(212,453)
3.06.02	General and administrative	(35,911)	(65,008)	(88,474)	(124,381)
3.06.03	Financial, net	(41,366)	(63,267)	(148,922)	(324,711)
3.06.03.01	Financial income	54,774	84,773	(15,965)	(12,850)
3.06.03.02	Financial expenses	(96,140)	(148,040)	(132,957)	(311,861)
3.06.04	Other operating income	107	355	13,557	25,355
3.06.05	Other operating expenses	(14,552)	(30,170)	(25,406)	(44,821)
3.06.06	Equity in subsidiaries	(72)	(208)	27	(40)
3.07	Income from operations	129,307	281,123	21,095	121,395
3.08	Nonoperating income, net	115	1,178	1,026,273	1,027,541
3.08.01	Income	922	2,141	1,052,059	1,053,438
3.08.02	Expenses	(807)	(963)	(25,786)	(25,897)
3.09	Income before taxes and profit sharing	129,422	282,301	1,047,368	1,148,936
3.10	Provision for income and social contribution taxes	(11,948)	(33,901)	(33,569)	(70,046)
3.11	Deferred income tax	(1,867)	(12,730)	18,576	17,533
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.14	Minority interest	(4,226)	(4,404)	(1,121)	(1,961)
3.15	Net income	111,381	231,266	1,031,254	1,094,462
	NUMBER OF SHARES, FORMER TREASURY SHARES (thousand)	917,683	917,683	917,683	917,683
	EARNINGS PER SHARE	0.12137	0.25201	1.12376	1.19264
	LOSS PER SHARE				

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Initial Considerations

As the restructuring process completed in 2003 does not permit an appropriate comparison between the Company's 2Q04, 2Q03, 1H04 and 1H03 operating and financial figures, pro forma financial statements have been prepared for 2Q03 and 1H03, not considering the business operations that are no longer part of Klabin S.A.

The Company's operating and financial information, unless otherwise indicated, is presented in consolidated figures and in Brazilian reais, in conformity with Brazilian accounting practices.

Key Figures

R$ million	2Q04	2Q03(*)	1Q04	1H04	1H03 (*)	Change 2Q04/2Q03	Change 2Q04/1Q04	Change 1H04/1H03
Net Revenue	660	577	630	1.290	1.163	14%	5%	11%
Domestic Market	450	414	419	869	831	9%	7%	5%
Exports	210	163	211	421	332	29%	0%	27%
% Exports	*32%*	*28%*	*33%*	*33%*	*29%*			
Gross Profit	298	261	289	587	560	14%	3%	5%
Gross Margin	*45%*	*45%*	*46%*	*46%*	*48%*			
Selling Expenses	(76)	(63)	(71)	(147)	(118)	21%	7%	25%
General and administrative expenses	(36)	(41)	(29)	(65)	(70)	-12%	24%	-7%
Other operating income (expenses)	(15)	(17)	(15)	(30)	(21)	-12%	0%	43%
Income from operations (before financial results)	171	140	174	345	351	22%	-2%	-2%
Operating Margin	*26%*	*24%*	*28%*	*27%*	*30%*			
Depreciation, amortization and depletion	59	64	56	115	127	-8%	5%	-9%
EBITDA	230	204	230	460	478	13%	0%	-4%
EBITDA Margin	*35%*	*35%*	*37%*	*36%*	*41%*			
Sales Volume (1,000 tons)	330	288	340	670	571	15%	-3%	17%
Domestic market	195	174	180	375	354	12%	8%	6%
Exports	135	114	160	295	217	18%	-16%	36%
% Exports	*41%*	*40%*	*47%*	*44%*	*38%*			

(*) Excluding all assets that are no longer part of Klabin's business portfolio in 1Q03 and 2Q03 (market pulp, dissolving pulp, sanitary papers and newsprint)

Economic and Financial Performance

Sales Volume and Net Revenue

Sales volume, excluding wood, totaled 330 thousand tons in 2Q04, 15% higher than in 2Q03 and 3% lower than in 1Q04. In 1H04, sales volume reached 670 thousand tons, 17% higher than in 1H03.

Export volume in 2Q04 was 135 thousand tons, 18% higher than in 2Q03 (114.2 thousand tons) and 16% lower than in 1Q04 (160.3 thousand tons). The decrease in export volume in relation to the prior quarter was due to additional shipments in 1Q04, which were retained in ports in 4Q03.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

The share of exports in sales volume was 41% in 2Q04. In 1H04, export volume was 295 thousand tons, which represents 36% growth when compared to 1H03 (217 thousand tons). The share of exports in sales volume in 1H04 was 44% (38% in 1H03). This increase in exports was mainly due to the migration of production, in April 2003, from newsprint to kraftliner in machine #6 in Monte Alegre (PR).

Sales volume in the domestic market was 195 thousand tons in 2Q04, 12% and 8% higher than in 2Q03 and 1Q04, respectively. In 1H04, this volume reached 375 thousand tons, 6% higher than in 1H03.

Sales Volume by Product


2%
9%
31%
24%
35%
1%
10%
31%
23%
36%
2%
8%
27%
21%
42%
Other
Sacks/Envelopes
Corrugated Boxes
Boards
Kraftliner
2Q04
2Q03
1Q04

Sales Volume by Market


41%
59%
40%
60%
47%
53%
Exports
Domestic Market
2Q04
2Q03
1Q04

Sales volume figures do not include wood

Net revenue (including wood) reached R$ 660 million in 2Q04, 14% and 5% higher than in 2Q03 and 1Q04, respectively. In 1H04, net revenue totaled R$ 1,290 million, 11% higher than in 1H03.

In 2Q04, the share of exports in net revenue remained unchanged when compared to 1Q04, mainly due to the effect of currency devaluation (6.8%), which compensated for the reduction in export volume.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER


Net Revenue by Product
11%
13%
29%
23%
22%
2%
9%
13%
32%
24%
21%
1%
10%
13%
28%
22%
24%
3%
Wood
Other
Sacks/Envelopes
Corrugated Boxes
Boards
Kraftliner
2Q04
2Q03
1Q04


Net Revenue by Market
32%
68%
28%
72%
32%
68%
Exports
Domestic Market
2Q04
2Q03
1Q04

Net revenue includes wood

Income from Operations

Gross profit amounted to R$ 298 million, 14% and 3% higher than in 2Q03 and 1Q04 respectively.

Income from operations before financial expenses (EBIT) reached R$ 171 million in 2Q04 (22% higher than in 2Q03 and unchanged in relation to 1Q04).

Operating margin totaled 26% in 2Q04, against 24% in 2Q03 and 28% in 1Q04. In 1H04, this margin was 27%, 3 percentage points lower than in 1H03. This reduction was due to the increase in selling expenses, whose main item is export freight. In 2Q04, expenses on export freight amounted to R$ 52 million, against R$ 43 million in 2Q03, which represents a 21% increase; in 1H04, these expenses totaled R$ 99 million, against R$ 80 million in 1H03, which represents a 24% increase.

EBITDA

Operating cash generation (EBITDA) amounted to R$ 230 million in 2Q04, unchanged in relation to 1Q04 and 13% higher than in 2Q03. In the half, EBITDA totaled R$ 460 million, 4% lower than in 1H03.

EBITDA margin in 2Q04 was 35%, slightly lower than in 1Q04. In 1H04, EBITDA margin was 36%.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Financial expenses and indebtedness

Net financial expenses totaled R$ 41 million in 2Q04, against R$ 22 million in 1Q04. This increase was mainly due to the currency devaluation of 6.8% when compared to 1Q04.

The EBITDA/Net Financial Expenses ratio was 7.3 in 1H04.

Net debt increased from R$ 513 million in late 2003 to R$ 581 million in June 2004. We point out that on April 12, the Company paid supplementary dividends of R$ 200 million.

DEBT - Consolidated

R$ million	12/31/2003			6/30/2004		
	Currency		Total	Currency		Total
	Local	Foreign		Local	Foreign	
Short term	138	284	422	136	248	384
Long term	327	486	813	548	580	1.127
GROSS DEBT	**465**	**770**	**1.235**	**684**	**828**	**1.512**
Cash and temporary cash investments			(722)			(931)
NET DEBT			**513**			**581**

The Company's financial strategy consists of extending the maturity of its debts and reducing the average cost of debt while increasing the percentage share of funding in Brazilian reais. At the end of June 2004, long-term gross debt represented 75% of total indebtedness, against 66% in late 2003. In June 2004, debt denominated in local currency accounted for 45% of total indebtedness, against 38% in December 2003. The average term of the debt was increased to 26 months in 2Q04 (as compared to 21 months in 4Q03), with due dates extending to 2010.

Net debt corresponds to 22% of total capitalization, and the Net Debt/ EBITDA ratio is 0.6.

Net income

Net income reported in 2Q04 was R$ 111 million (R$ 120 million in 1Q04). Net income for the six-month period reached R$ 231 million. Earnings per share for the six-month period was R$ 0.25.

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Business Evolution

PACKAGING PAPER – The export volume of packaging paper, which comprises boards and kraftliner, was 122 thousand tons in 2Q04, 20% lower than in 1Q04. This drop was due to additional shipments in 1Q04 that were retained in ports in 4Q03.

Despite the difficulties in shipping products abroad, which continued in 2Q04 – e.g. federal tax inspectors' strike and a shortage of vessels and containers – the export volume of packaging paper was 15% higher in relation to 2Q03.

The beginning of the upturn in the Brazilian economy in 2Q04 allowed a 15% increase, when compared to 1Q04, in the sales volume of packaging paper in the domestic market .

Klabin's packaging paper mills are operating at full capacity.

Boards – The sales volume of boards totaled 78 thousand tons in 2Q04, (18% and 9% higher than the volume in 2Q03 and 1Q04, respectively), generating a net revenue of R$ 150 million (increase of 10% and 6% when compared to 2Q03 and 1Q04, respectively).

The highlight in this business segment in 2Q04 was the growth of sales to the domestic market to a total volume of 59 thousand tons, 15% higher than in 2Q03 and 1Q04.

Export volume reached 19 thousand tons, 29% higher than in 2Q03 and 6% lower than in 1Q04. Revenue from exports totaled R$ 42 million in 2Q04 (44% higher than in 2Q03 and 6% lower than in 1Q04).

Net revenue from domestic sales amounted to R$ 109 million, 1% and 12% higher than in 2Q03 and 1Q04, respectively.

Klabin's strategy for this business segment is to double its production capacity from 320 thousand tons/year to 650 thousand tons/year, with focus on the foreign market. To do so, the customer base is being expanded, with new partnerships abroad.

The commercial area's target is to gain new customers for Carrier Boards and Folding Box Boards, especially in Europe, USA and Asia.

Klabin's strategy for boards for liquid packaging (LPB) is to increase its partnership with Tetra Pak, with increased market share in China and development of new markets, mainly in the Southern Hemisphere, consolidating the Company's position as a Tetra Pak Global Supplier.

Kraftliner – Kraftliner sales totaled 115 thousand tons in 2Q04, an increase of 12% in relation to 2Q03 and a decrease of 19% in relation to 1Q04.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Net revenue amounted to R$ 146 million, an 18% increase when compared to 2Q03 and a 4% decrease when compared to 1Q04.

Kraftliner exports reached 103 thousand tons in 2Q04, 14% higher than in 2Q03 and 21% lower than in 1Q04; this drop was due to additional shipments in 1Q04, which were retained in ports in 4Q03.

Net revenue from exports reached R$ 133 million, a 22% increase when compared to 2Q03 and a 5% drop when compared to 1Q04. The negative variation in export volume did not affect net revenue due to a price increase and a 6.8% currency devaluation in 2Q04.

CORRUGATED BOXES – Brazilian shipments of corrugated boxes, sheets and accessories totaled 528 thousand tons in 2Q04 (16% higher than in 2Q03), and 1,019 thousand tons in the six-month period, up 11% from the same period last year, according to preliminary data provided by the Brazilian Association of Corrugated Boxes Manufacturers (ABPO). This growth is mostly driven by exporters and the recovery of the Brazilian economy.

Klabin maintained its leadership in this business segment, with sales volume of 102 thousand tons in 2Q04, improving 15% and 10% in relation to 2Q03 and 1Q04, respectively. Sales volume in the six-month period reached 195 thousand tons, 6% above the same period last year.

Net revenue reached R$ 194 million in 2Q04, an increase of 6% and 9%, respectively, in relation to 2Q03 and 1Q04.

The referential price level of corrugated boxes remained unchanged. On the other hand, there is pressure on costs due to increasees in freight, scraps, fuel oil and PIS / COFINS (taxes on revenue), with consequent pressure on margins.

Recycled paper mills are operating at full capacity, whereas box mills are operating at 90% capacity.

Klabin's strategy for this segment is to: obtain a sustainable return on capital investments, develop new products and become the preferred supplier of packaging products, offering customers technical support for their use and adding value to products through greater competitiveness, higher quality and on-time delivery.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

SACKS AND ENVELOPES – Sales volume in 2Q04 reached 29 thousand tons, 5% and 3% higher than in 2Q03 and 1Q04, respectively. Net revenue totaled R$ 87 million in 2Q04, increasing 14% and 8% in relation to 2Q03 and 1Q04, respectively.

The highlight in the domestic market was the amount sold to the agribusiness sector (seeds), which grew 15% in the six-month period in comparison with the same period last year.

In 2Q04, the civil construction industry started to recover; accordingly, sales of sacks for cement increased 14% when compared to 1Q04, reflecting the measures announced by the government for this industry.

Despite all the obstacles to the outflow of products through Brazilian ports, export sales reached 8 thousand tons in 2Q04, 10% and 9% higher than in 2Q03 and 1Q04, respectively; accounting for 27% of total sales volume (against 26% and 25% in 2Q03 and 1Q04). The main destinations are Mexico, Venezuela, Costa Rica, Panama, Nicaragua and the Dominican Republic. Net revenue from exports reached R$ 22 million, an increase of 16% and 8% in relation to 2Q03 and 1Q04, respectively.

WOOD – Klabin sold 2 million tons of pine and eucalyptus logs in 2Q04, of which 1.2 million tons were transferred to its own mills in Paraná, Santa Catarina and São Paulo.

Sales to third parties amounted to 824 thousand tons in 2Q04, up 51% from 2Q03 and 9% from 1Q04. This increase was mainly due to strong demand from the US civil construction market. Net revenue from sales to third parties totaled R$ 71 million, 44% and 16% higher than in 2Q03 and 1Q04, respectively.

At the end of 2Q04, Klabin owned 351 thousand hectares of forestlands, including 184 thousand hectares of cultivated forests and 120 thousand hectares of preserved native forests.

Investments

Investments made in the first half of 2004 and the outlook for the year are as follows:

R$ Million	1H04	2004
Debottlenecking - Monte Alegre	43	156
Packaging and Recycled Paper	17	40
Gas emission system - SC	10	30
Reforestation	12	61
Current investments and other projects	28	113
Total	**110**	**400**

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Net Revenue by Market

Due to the restructuring occurred in 2003, the comparison with 2Q03 figures is impaired.

	2Q03(1,2 and 3)	1Q04 (3)	2Q04 (3)	1H03(1,2 and 3)	1H04 (3)
Sales volume (tons)	**421.033**	**340.447**	**329.841**	**871.305**	**670.288**
Exports	213.325	160.301	134.501	414.027	294.802
Domestic Market	207.708	180.146	195.340	457.278	375.486
Net Revenue (R$ 000)	**811.989**	**630.243**	**659.453**	**1.680.468**	**1.289.696**
Exports	316.186	211.416	209.609	645.851	421.025
Domestic Market	495.803	418.827	449.844	1.034.617	868.671

1: The sales volume above considers the total sales of Klabin Kimberly SA, KCK Tissue SA and Norske Skog Klabin Comércio e Indústria Ltda.

2: Net revenues are stated in Brazilian reais (R$), based on figures proportionally consolidated, in accordance with Brazilian Corporate Law.

3: Sales volume does not include wood. Net revenue includes wood.

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

09.01 – INVESTMENTS IN SUBSIDIARY AND/OR AFFILIATE

1-ITEM	2-COMPANY NAME	3 - CNPJ	4 - CLASSIFICATION	5 - % SHARE IN INVESTEE'S CAPITAL	6 - % OF NET EQUITY OF INVESTOR
7 – TYPE OF COMPANY		8 – NUMBER OF SHARES IN THE QUARTER (thousand)		9 – NUMBER OF SHARES IN THE PRIOR QUARTER (thousand)	
01	MIRCA LIMITED	. . / -	CLOSELY-HELD SUBSIDIARY	100.00	11.09
COMMERCIAL, INDUSTRIAL AND OTHER		3		3	

15.01 – INVESTMENT PROJECTS

Klabin S.A. and its subsidiary Klabin Argentina invested R$ 62.4 million in the second quarter of 2004.

Klabin S.A.

Invested R$ 62.2 million in its operating divisions. These funds were used for normal replacements and in the following major projects:

- Purchase of forests and forestation;
- Production increase to 675 thousand tons/year at the Telêmaco Borba unit (state of Paraná);
- Installation of system for collection and burning of noncondensible gas at the Correia Pinto and Otacílio Costa units (state of Santa Catarina).

Klabin Argentina S.A.

Invested R$ 0.2 million in several projects.

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

IN ACCORDANCE WITH THE REGULATIONS FOR CORPORATE GOVERNANCE PRACTICES – LEVEL 1, WE PRESENT BELOW ADDITIONAL INFORMATION ON THE COMPANY AS OF JUNE 30, 2004.

1 COMPANY'S OWNERSHIP INTEREST INCLUDING SHAREHOLDERS WITH MORE THAN 5% OF VOTING CAPITAL, DETAILED UP TO THE LEVEL OF INDIVIDUALS

a) Company's ownership interest

	SHARES					
SHAREHOLDERS	**COMMON**	%	**PREFERRED**	%	**TOTAL**	%
Klabin Irmãos & Cia.	163,797,753	51.66			163,797,753	17.83
Niblak Participações S.A.	24,699,654	7.79			24,699,654	2.69
Monteiro Aranha S.A.	63,458,605	20.02	33,142,269	5.51	96,600,874	10.51
Treasury shares	221,829	0.07	895,216	0.15	1,117,045	0.12
Other (*)	64,871,551	20.46	567,713,464	94.34	632,585,015	68.85
TOTAL	**317,049,392**	**100.00**	**601,750,949**	**100.00**	**918,800,341**	**100.00**

(*) Shareholders with less than 5% of voting capital.

b) Ownership interest of controlling shareholders, up to the level of individuals

CONTROLLING SHAREHOLDER/INVESTOR:
(*) Klabin Irmãos & Cia.

	SHARES	
SHAREHOLDERS	**Number**	**%**
Jacob Klabin Lafer Adm. Partic. S.A.	1	12.52
Miguel Lafer Participações S.A.	1	6.26
VFV Participações S.A.	1	6.26
PRESH Participações S.A.	1	12.52
GL S.A. Participações	1	12.52
GLIMDAS Participações S.A.	1	11.07
DARO Participações S.A.	1	11.07
DAWOJOBE Participações S.A.	1	11.07
ESLI Participações S.A.	1	8.36
LKL Participações S.A.	1	8.35
TOTAL	**10**	**100.00**

(*) General partnership, with capital in the amount of R$ 1,000,000.00, represented by shares of various amounts.

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Jacob Klabin Lafer Adm. Partic. S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
Miguel Lafer	446,458,508	50.00
Vera Lafer	446,458,508	50.00
TOTAL	892,917,016	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
Miguel Lafer Participações S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
Miguel Lafer	928,270,312	99.9999
Mildred Lafer	688	0.0001
TOTAL	928,271,000	100.0000

CONTROLLING SHAREHOLDER/INVESTOR:
VFV Participações S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
Vera Lafer	928,270,312	99.9999
Other	688	0.0001
TOTAL	928,271,000	100.0000

CONTROLLING SHAREHOLDER/INVESTOR:
PRESH Participações S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
Sylvia Lafer Piva	17,658,895	66.66662
Pedro Franco Piva	12	0.00005
Horácio Lafer Piva	2,943,151	11.11111
Eduardo Lafer Piva	2,943,151	11.11111
Regina Piva Coelho Magalhães	2,943,151	11.11111
TOTAL	26,488,360	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
GL S.A. Participações

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Graziela Lafer Galvão	4,233,864	99.99991	8,467,726	99.99993	12,701,590	99.99992
Other	4	0.00009	6	0.00007	10	0.00008
TOTAL	4,233,868	100.00000	8,467,732	100.00000	12,701,600	100.00000

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
GLIMDAS Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Israel Klabin	276,765	13.310
GLIMDAS-ALPHA Participações Ltda.	142,020	6.829
Alberto Klabin (*)	276,787	13.310
Leonardo Klabin (*)	276,787	13.310
Stela Klabin (*)	276,787	13.310
Maria Klabin (*)	276,787	13.310
Dan Klabin (*)	276,787	13.310
Gabriel Klabin (*)	276,787	13.310
Maurício Klabin Estate (*)	29	0.001
TOTAL	2,079,536	100.000

(*) Shares subject to usufruct, with the usufructuary Israel Klabin having voting right.

CONTROLLING SHAREHOLDER/INVESTOR:
GLIMDAS-ALPHA Participações Ltda.

	SHARES	
SHAREHOLDERS	COMMON	%
Israel Klabin	4,072	14.28772
Alberto Klabin	4,071	14.28421
Leonardo Klabin	4,071	14.28421
Stela Klabin	4,071	14.28421
Maria Klabin	4,071	14.28421
Dan Klabin	4,071	14.28421
Gabriel Klabin	4,071	14.28421
Other	2	0.00702
TOTAL	28,500	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
DARO Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Daniel Miguel Klabin	1,420,564	53.065
Rose Klabin (*)	418,821	15.645
Amanda Klabin (*)	418,821	15.645
David Klabin (*)	418,821	15.645
TOTAL	2,677,027	100.000

(*) Shares subject to usufruct, with the usufructuary Daniel Miguel Klabin having voting right.

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
DAWOJOBE Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Armando Klabin	4	
Wolff Klabin (*)	442,878,289	25.00
Daniela Klabin (*)	442,878,289	25.00
Bernardo Klabin (*)	442,878,289	25.00
José Klabin (*)	442,878,289	25.00
TOTAL	1,771,513,160	100.00

(*) Shares subject to usufruct, with the usufructuary Armando Klabin having voting right.

CONTROLLING SHAREHOLDER/INVESTOR:
ESLI Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Esther Klabin Landau	17,673,750	99.9999
Alfred Landau	10	0.0001
TOTAL	17,673,760	100.0000

CONTROLLING SHAREHOLDER/INVESTOR:
LKL Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Lilia Klabin Levine	17,933,200	99.998
Other	300	0.002
TOTAL	17,933,500	100.000

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Niblak Participações S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
KL Participações Ltda.	6,076,071	25.04200
GL S.A. Participações	3,038,061	12.52110
KLA RO Participações Ltda.	2,686,869	11.07370
KLA PI Participações Ltda.	2,686,869	11.07370
DAWOJOBE ALPHA Partic. Ltda.	7	0.00003
DAWOJOBE Partic. S.A.	2,562,679	10.56186
MEKLA DELTA Participações Ltda.	4,050,722	16.69470
Armando Klabin	124,183	0.51181
Pedro Franco Piva	3,038,061	12.52110
TOTAL	24,263,522	100.0000

CONTROLLING SHAREHOLDER/INVESTOR:
KL Participações Ltda. (*)

	SHARES	
SHAREHOLDERS	**Number**	**% of Capital**
Jacob Klabin Lafer Adm e Partic. S.A.	1	99.999
Miguel Lafer	1	0.001
TOTAL	2	100.000

(*) Limited liability company, with capital represented by shares of various amounts.

CONTROLLING SHAREHOLDER/INVESTOR:
KLA RO Participações Ltda.

	SHARES	
SHAREHOLDERS	**Number**	**% of Capital**
GLIMDAS Participações S.A.	20,421,452,628	99.999
Other	43,261	0.001
TOTAL	20,421,495,889	100.000

CONTROLLING SHAREHOLDER/INVESTOR:
KLA PI Participações Ltda. (*)

	SHARES	
SHAREHOLDERS	**Number**	**% of Capital**
DARAM Participações Ltda.	2	99.999
Daniel Miguel Klabin	1	0.001
TOTAL	3	100.000

(*) Limited liability company, with capital represented by shares of various amounts.

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
DARAM Participações Ltda.

	SHARES	
SHAREHOLDERS	**Number**	**% of Capital**
Daniel Miguel Klabin	10,604,389	53.53
Rose Klabin	3,068,340	15.49
Amanda Klabin	3,068,340	15.49
David Klabin	3,068,340	15.49
Other	2	
TOTAL	19,809,411	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
DAWOJOBE ALPHA Participações Ltda.

	SHARES	
SHAREHOLDERS	**Number**	**% of Capital**
Armando Klabin	37,994	99.994
Israel Klabin	1	0.003
Daniel Miguel Klabin	1	0.003
TOTAL	37,996	100.000

CONTROLLING SHAREHOLDER/INVESTOR:
MEKLA DELTA Participações Ltda. (*)

	SHARES	
SHAREHOLDERS	**Number**	**% of Capital**
ESLI Participações S.A.	1	99.999
Other	2	0.001
TOTAL	3	100.000

(*) Limited liability company, with capital represented by shares of various amounts.

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Monteiro Aranha S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
Joaquim Francisco M. de Carvalho	1,626,651,965	14.03
Fundo Banco Espirito Santo Lisboa (*)	1,168,120,757	10.07
Dresdner Bank AG (*)	1,159,759,765	10.00
Bradesco Capitalização S.A.	1,192,483,939	10.28
Soc. Técnica Monteiro Aranha Ltda.	961,337,879	8.29
Olavo Egydio Monteiro de Carvalho	905,042,208	7.80
AMC Participações S/C Ltda.	599,525,779	5.17
CEJMC Participações S/C Ltda.	599,525,779	5.17
SAMC Participações S/C Ltda.	599,525,779	5.17
Joaquim Álvaro M. de Carvalho	482,525,780	4.16
Treasury shares	195,398,211	1.68
Other (**)	2,107,699,809	18.18
TOTAL	11,597,597,650	100.00

(*) Foreign company
(**) Shareholders with less than 5% of voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Bradesco Capitalização S.A.

	SHARES	
SHAREHOLDER	**COMMON**	**%**
Bradesco Seguros S.A.	323,187	99.63
Other	1,200	0.37
TOTAL	324,387	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
Bradesco Seguros S.A.

	SHARES	
SHAREHOLDER	**COMMON**	**%**
Banco Bradesco S.A.	625,316	99.46
Other	3,376	0.54
TOTAL	628,692	100.00

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Banco Bradesco S.A.

	SHARES					
SHAREHOLDER	COMMON	%	PREFERRED	%	TOTAL	%
Cidade de Deus Cia Cial de Particip.	38,100,432	47.69	214,780	0.27	38,315,212	24.16
Fundação Bradesco	12,896,216	16.14	1,896,539	2.41	14,792,755	9.33
Banco Bilbao Vizcaya Argentaria S.A. (*)	3,994,701	5.00	3,934,697	5.00	7,929,398	5.00
Other (**)	24,902,656	31.17	72,647,920	92.32	97,550,576	61.51
TOTAL	79,894,005	100.00	78,693,936	100.00	158,587,941	100.00

(*) Foreign company
(**) Shareholders with less than 5% of voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Cidade de Deus Cia Cial de Particip.

	SHARES	
SHAREHOLDER	COMMON	%
Nova Cidade de Deus Partic. S.A.	2,204,062,097	44.22
Fundação Bradesco	1,629,622,730	32.69
Lia Maria Aguiar	417,744,408	8.38
Lina Maria Aguiar	417,744,408	8.38
Other (*)	315,378,857	6.33
TOTAL	4,984,552,500	100.00

(*) Shareholders with less than 5% of voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Nova Cidade de Deus Partic. S.A.

	SHARES					
SHAREHOLDER	COMMON	%	PREFERRED	%	TOTAL	%
Fundação Bradesco	85,895,018	46.30	196.575.069	98.35	282.470.087	73.29
Cx. Benef. dos Funcionários Bradesco			3.301.691	1.65	3.301.691	0.86
Elo Participações S.A.	99,616,804	53.70			99.616.804	25.85
TOTAL	185,511,822	100.00	199.876.760	100.00	385.388.582	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
Elo Participações S.A.

	SHARES					
SHAREHOLDER	COMMON	%	PREFERRED	%	TOTAL	%
Shareholders (*)	75,983,821	100.00	50.671.844	100.00	126.655.665	100.00
TOTAL	75,983,821	100.00	50.671.844	100.00	126.655.665	100.00

(*) No shareholder holds, individually, more than 5% of voting capital.

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Soc. Técnica Monteiro Aranha Ltda.

	SHARES	
SHAREHOLDERS	Number	%
Joaquim Monteiro de Carvalho	15,163,633	99.99998
Other	3	0.00002
TOTAL	15,163,636	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
AMC Participações S/C Ltda.

	SHARES	
SHAREHOLDERS	Number	%
Astrid Monteiro de Carvalho	4,015,162	99.99998
Soc. Técnica Monteiro Aranha Ltda.	1	0.00002
TOTAL	4,015,163	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
CEJMC Participações S/C Ltda.

	SHARES	
SHAREHOLDERS	Number	%
Celi Elisabete Júlia M. de Carvalho	2,923,469	99.99997
Soc. Técnica Monteiro Aranha Ltda.	1	0.00003
TOTAL	2,923,470	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
SAMC Participações S/C Ltda.

	SHARES	
SHAREHOLDERS	Number	%
Sérgio Alberto M. de Carvalho	2,923,469	99.99997
Soc. Técnica Monteiro Aranha Ltda.	1	0.00003
TOTAL	2,923,470	100.00000

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

2 CHANGES IN OWNERSHIP INTEREST

		July 1, 2003		Change				June 30, 2004		
Shareholders	Type	Number of shares	%	Purchase Subscription	Sale	New members	Members' withdrawal	Number of shares	%	Change %
Controlling shareholders	Common	201,962,562	63.70					201,962,562	63.70	0.00
	Preferred	137,583,215	22.86	116,000	(5,064,000)			132,635,215	22.04	(0.82)
Members of the Board of Directors	Common	18,763,534	5.92				(5)	18,763,529	5.92	0.00
	Preferred	2,733,727	0.45	161,000	(40,000)	1	(5)	2,854,723	0.47	0.02
Members of the Executive Board	Common	0	0.00					0	0.00	0.00
	Preferred	358,000	0.06		(180,900)			177,100	0.03	(0.03)
Members of the Fiscal Council	Common	1	0.00					1	0.00	0.00
	Preferred	3,541	0.00					3,541	0.00	0.00
Other Shareholders	Common	96,323,295	30.38				5	96,323,300	30.38	0.00
	Preferred	461,072,466	76.62	(277,000)	5,284,900	(1)	5	466,080,370	77.45	0.83
Total	**Common**	**317,049,392**	**100.00**	0	0	0	0	**317,049,392**	**100.00**	**0.00**
	Preferred	**601,750,949**	**100.00**	0	0	0	0	**601,750,949**	**100.00**	**(0.00)**

3 NUMBER OF SHARES ISSUED BY THE COMPANY THAT ARE DIRECTLY OR INDIRECTLY HELD BY THE CONTROLLING SHAREHOLDERS, EXECUTIVES AND BOARD MEMBERS

	SHARES					
SHAREHOLDERS	**COMMON**	**%**	**PREFERRED**	**%**	**Total**	**%**
Controlling shareholders	201,962,562	63.70	132,635,215	22.04	334,597,777	36.42
Members of the Board of Directors	18,763,529	5.92	2,854,723	0.47	21,618,252	2.35
Members of the Executive Board			177,100	0.03	177,100	0.02
Members of the Fiscal Council	1		3,541		3,542	

4 NUMBER OF OUTSTANDING SHARES

	SHARES					
	COMMON	**%**	**PREFERRED**	**%**	**TOTAL**	**%**
Controlling shareholders/ treasury shares	202,184,391	63.77	133,530,431	22.19	335,714,822	36.54
Outstanding shares	114,865,001	36.23	468,220,518	77.81	583,085,519	63.46
Total	**317,049,392**	**100.00**	**601,750,949**	**100.00**	**918,800,341**	**100.00**

17.01 – INDEPENDENT ACCOUNTANTS' REVIEW REPORT – UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

To the Board of Directors and Shareholders of
Klabin S.A.
São Paulo – SP

1. We have performed a special review of the accompanying interim financial statements of Klabin S.A. and subsidiaries (Company and Consolidated), consisting of the balance sheets as of June 30, 2004, and the related statements of income for the quarter and six-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. We had previously reviewed the Company and consolidated balance sheets as of March 31, 2004, and the statements of income for the quarter then ended, presented for comparative purposes, and issued an unqualified special review report thereon, dated April 23, 2004. The Company and consolidated statements of income for the quarter and six-month periods ended June 30, 2003, presented for comparative purposes, were reviewed by other auditors, whose special review report thereon, dated July 25, 2003, contained uncertainty as to the realization of the investment in Argentina in the amount of R$ 55,263,000.

5. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, July 23, 2004

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Eduardo Jorge Costa Martins
Engagement Partner

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

SUBSIDIARY/AFFILIATE

1 – COMPANY NAME
MIRCA LIMITED

18.01 – STATEMENT OF INCOME OF THE SUBSIDIARY/AFFILIATE
(In thousands of Brazilian reais – R$)

1 - Code	2 - Description	3-4/1/2004 to 6/30/2004	4-1/1/2004 to 6/30/2004	5-4/1/2003 to 6/30/2003	6-1/1/2003 to 6/30/2003
3.01	Gross revenue from sales and/or services	0	0	0	0
3.02	Deductions	0	0	0	0
3.03	Net revenue from sales and/or services	0	0	0	0
3.04	Cost of sales and/or services	0	0	0	0
3.05	Gross profit	0	0	0	0
3.06	Operating income (expenses)	4,327	8,326	3,546	8,614
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(8)	(15)	(7)	(12)
3.06.03	Financial, net	4,335	8,341	3,553	8,626
3.06.03.01	Financial income	4,591	9,069	5,566	12,177
3.06.03.02	Financial expenses	(256)	(728)	(2,013)	(3,551)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in subsidiaries	0	0	0	0
3.07	Income from operations	4,327	8,326	3,546	8,614
3.08	Nonoperating income, net	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes and profit sharing	4,327	8,326	3,546	8,614
3.10	Provision for income and social contribution taxes	0	0	0	0
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income	4,327	8,326	3,546	8,614
	NUMBER OF SHARES, FORMER TREASURY SHARES (thousand)	3	3	3	3
	EARNINGS PER SHARE	1,442.33333	2,775.33333	1,182,00000	2,871.33333
	LOSS PER SHARE				

18.02 – COMMENTS ON THE SUBSIDIARY/AFFILIATE'S PERFORMANCE

Subsidiary/Affiliate: MIRCA LIMITED

For a better analysis of the performance of Klabin companies, we present our comments on the consolidated results for the period in section **08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER.**

(Convenience Translation into English from the Original Previously Issued in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Law
Base Date – 6/30/2004

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

CONTENTS

N1257'.'